UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2017

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	26 April 2017

Release Number	15/17

BHP BILLITON OPERATIONAL REVIEW

FOR THE NINE MONTHS ENDED 31 MARCH 2017

•	Record production for the nine month period achieved at Western Australia Iron Ore (WAIO) and five Queensland Coal mines.

•	Following 44 days of industrial action at Escondida, copper production guidance reduced to between 1.33 and 1.36 Mt. The commissioning of the Escondida Water Supply project and the planned ramp-up of the Los Colorados Extension project are now expected in the September 2017 quarter.

•	As a result of damage to third party rail infrastructure caused by Cyclone Debbie, metallurgical coal production guidance reduced to between 39 and 41 Mt.

•	Full year production guidance maintained for petroleum and energy coal. WAIO production guidance narrowed to between 268 and 272 Mt (100% basis).

•	At Queensland Coal, the high-return Caval Ridge Southern Circuit latent capacity project was approved and will enable full utilisation of the 10 Mtpa wash-plant with ramp-up early in the 2019 financial year.

•	In Onshore US, development activity is increasing with the approval of two additional rigs in the Haynesville, with gas prices hedged to deliver attractive rates of return.

•	Divestment of non-core Onshore US acreage is progressing, with the sales process well advanced for up to 50,000 acres of the southern Hawkville. Our Fayetteville field is currently under review and we are considering all options including divestment.

•	The Mad Dog Phase 2 Conventional oil development project was approved and a contract was executed with PEMEX Exploration and Production Mexico (Pemex) following the winning bid to acquire a 60% participating interest in, and operatorship of, Trion in Mexico.

•	Commercial evaluation of the LeClerc gas discovery in Trinidad and Tobago is ongoing. Drilling of the Wildling appraisal well in the Gulf of Mexico is continuing, which will assist with establishing the scale of the Caicos oil discovery.

Production	Mar 2017 YTD	vs	Mar 2016 YTD
Petroleum (MMboe)	157		(15%)	Deferral of development activity in Onshore US for value and natural field decline in Conventional assets.
Copper (kt)	939		(20%)	Reduced volumes at Escondida following 44 days of industrial action.
Iron ore(1) (Mt)	171		3%	Record WAIO volumes benefitted from the additional capacity at Jimblebar and productivity improvements.
Metallurgical coal(1) (Mt)	31		2%	Record production at five Queensland Coal mines partially offset by the impacts from Cyclone Debbie.
Energy coal(1) (Mt)	21		0%	Strong performance at Cerrejón offset by lower NSWEC production.

1

Operational Review for the nine months ended 31 March 2017

BHP Billiton Chief Executive Officer, Andrew Mackenzie said: “Everything we do at BHP Billiton is designed to create value for all of our shareholders, today and for the long term.

We have fundamentally restructured BHP Billiton to increase returns. The demerger of South32 and US$7 billion of divestments has reduced the number of assets in the portfolio by over a third and our new organisational structure has removed layers of management. Our more focused portfolio has enabled us to lower unit costs by over 40 per cent. And we have improved our approach to capital management which has strengthened the balance sheet and increased the discipline with which we invest and return cash to our shareholders.

But we have more to do and we are not standing still. A simpler portfolio allows us to improve safety and operational performance more quickly with maintenance, project and geoscience centres of excellence spreading petroleum and minerals expertise across the group. We have significantly reduced the capital intensity of our growth options and changed our approach in shale to improve returns and lower risks on new investments. Our more focused approach in exploration is delivering results with three discoveries over the last 12 months and our new technology function will unlock further value.

This quarter we have added value to the portfolio across each of our six focus areas. We continued our targeted high-return investment in shale with the approval of two more rigs in the Haynesville supported by our hedging strategy. Plans to monetise a portion of our non-core acreage for value, such as parts of the southern Hawkville, are underway. In the Eagle Ford, we are increasing recoveries by testing staggered wells and larger frac jobs. In the Permian, we are exploring opportunities to consolidate and optimise our acreage position so that we can drill longer lateral wells to lower costs. We have approved the Mad Dog Phase 2 project and investment in Caval Ridge to enable full utilisation of its 10 Mtpa wash-plant.”

Summary

Operational performance

Production for the nine months and quarter ended March 2017, and guidance for the 2017 financial year, are summarised in the table below.

Production	Mar 2017 YTD	Mar 2017 Qtr	Mar YTD17 vs Mar YTD16	Mar Q17 vs Mar Q16	Mar Q17 vs Dec Q16	Previous FY17 guidance	Current FY17 guidance
Petroleum (MMboe)	156.5	50.6	(15%)	(15%)	(2%)	200 - 210	200 - 210
Onshore US (MMboe)	60.5	20.5	(29%)	(25%)	5%	77 - 83	77 - 83
Conventional (MMboe)	96.0	30.1	(2%)	(6%)	(6%)	123 - 127	123 - 127
Copper (kt)	939	227	(20%)	(44%)	(36%)	1,620	1,330 - 1,360
Escondida (kt)	546	95	(23%)	(63%)	(60%)	1,070	780 - 800
Other copper(i) (kt)	393	132	(14%)	(9%)	7%	550 - 560	550 - 560
Iron ore(ii) (Mt)	171	54	3%	1%	(11%)	228 - 237	231 - 234
WAIO (100% basis) (Mt)	199	62	3%	1%	(11%)	265 - 275	268 - 272
Metallurgical coal(ii) (Mt)	31	10	2%	2%	(5%)	44	39 - 41
Energy coal(ii) (Mt)	21	7	0%	9%	12%	30	30

(i)	Other copper comprises Pampa Norte, Olympic Dam and Antamina. Olympic Dam guidance for the 2017 financial year expected to be 160 to 170 kt as revised in the December 2016 quarter.
(ii)	Excludes production from Samarco, Haju (IndoMet Coal) and New Mexico Coal.

Progress on our roadmap to grow shareholder value and returns

During the March 2017 quarter, we continued to make significant progress across our broad suite of opportunities to grow shareholder value and returns:

BHP Billiton Operational Review for the nine months ended 31 March 2017	2

•	Productivity has continued to improve across our operations and we see significant potential for further gains. For example in coal, record production was achieved at five Queensland mines supported by increased wash- plant utilisation, while truck utilisation also improved at New South Wales Energy Coal.

•	We approved the high-return Caval Ridge Southern Circuit project in March 2017 and the Los Colorados Extension project is expected to ramp-up in the September 2017 quarter. Spence is now operating at 200 ktpa following the completion of the Spence Recovery Optimisation project in December 2016.

•	We are increasing Onshore US development activity with the approval of two additional rigs in the Haynesville. Further monetisation of the portfolio for value is being pursued with the divestment of non-core Onshore US acreage at southern Hawkville advancing. The Fayetteville field is currently under review and we are considering all options including divestment.

•	The Board approved the Mad Dog Phase 2 project in the deepwater Gulf of Mexico in February 2017. We also executed the contract with Pemex to acquire a 60 per cent participating interest in, and operatorship of, the Trion discovery in Mexico in March 2017.

•	In Petroleum exploration, following positive drilling results at the LeClerc well in Trinidad and Tobago, commercial evaluation of the gas discovery is well advanced. Drilling of the Wildling appraisal well in the Gulf of Mexico is continuing with results now expected in the September 2017 quarter, which will assist with establishing the scale of the Caicos oil discovery.

•	In technology, replication of the WAIO Integrated Remote Operations Centre in Brisbane for our Australian coal operations was completed in February 2017 and will support lower operating costs.

Major development projects

On 9 February 2017, the Board of BHP Billiton approved an investment of US$2.2 billion (BHP Billiton share) for the development of the Mad Dog Phase 2 project in the deepwater Green Canyon area of the Gulf of Mexico. The Bass Strait Longford Gas Conditioning Plant was fully commissioned during the March 2017 quarter and is now running at design capacity, enabling full production from the Turrum and Kipper fields. The commissioning of the Escondida Water Supply project is now expected in the September 2017 quarter.

At the end of the March 2017 quarter, BHP Billiton had three major projects under development in Petroleum and Potash, with a combined budget of US$5.1 billion over the life of the projects.

Corporate update

On 23 March 2017, BHP Billiton successfully concluded its US$2.5 billion bond repurchase plan. The repurchase targeted short dated US dollar bonds maturing before 2023 and was funded by BHP Billiton’s strong cash position. The early repayment of the bonds has extended BHP Billiton’s average debt maturity profile and enhanced BHP Billiton’s capital structure.

During the March 2017 quarter, the Risk and Audit Committee commenced a tender process for the appointment of the external auditor. The process is scheduled to be completed in the September 2017 quarter, with the chosen firm to be appointed for the financial year beginning 1 July 2019. The planned commencement date is one year later than previously intended in order to provide adequate time for the chosen firm to manage independence requirements.

On 10 April 2017, BHP Billiton received a letter from Elliott Associates, L.P. and Elliott International, L.P. (Elliott). The letter outlined a proposal for changes to BHP Billiton Group’s Dual Listed Company (DLC) structure, portfolio and capital management. Having reviewed the elements of Elliott’s proposals, the Board has concluded that the costs and associated disadvantages of Elliott’s proposal would significantly outweigh the potential benefits and that Elliott materially overstates the potential value that could be created by its proposals. We have outlined our clear roadmap to maximise the value of our assets. We continue to make strong progress across our six focus areas for value creation, underpinned by our Capital Allocation Framework which balances the need to invest in our business, create the strength and flexibility to take advantage of opportunities as they arise and to efficiently return capital to our shareholders. We are confident that our strategy is in the best long-term interests of all shareholders.

BHP Billiton Operational Review for the nine months ended 31 March 2017	3

Petroleum

Production

	Mar 2017 YTD	Mar 2017 Qtr	Mar YTD17 vs Mar YTD16	Mar Q17 vs Mar Q16	Mar Q17 vs Dec Q16
Crude oil, condensate and natural gas liquids (MMboe)	73.0	24.8	(19%)	(15%)	4%
Natural gas (bcf)	501	155	(12%)	(15%)	(6%)

Total petroleum production (MMboe)	156.5	50.6	(15%)	(15%)	(2%)

Total petroleum production – Total petroleum production for the nine months ended March 2017 decreased by 15 per cent to 156.5 MMboe. Guidance for the 2017 financial year remains unchanged at between 200 and 210 MMboe, comprising Conventional volumes between 123 and 127 MMboe and Onshore US volumes between 77 and 83 MMboe.

Crude oil, condensate and natural gas liquids – Production for the nine months ended March 2017 decreased by 19 per cent to 73.0 MMboe.

Onshore US liquids volumes decreased by 33 per cent to 25.9 MMboe as a result of a reduction in activity in the Black Hawk for value, and natural field decline at Hawkville, which more than offset increased liquids production from the Permian.

Conventional liquids volumes decreased by eight per cent to 47.1 MMboe, as an additional infill well at Mad Dog and higher production at Algeria and North West Shelf partially offset planned maintenance at Atlantis and natural field decline across the portfolio.

Natural gas – Production for the nine months ended March 2017 declined by 12 per cent to 501 bcf.

The decline primarily reflects lower Onshore US gas volumes as a result of the value driven decisions to defer development activity and the divestment of our Pakistan gas business in December 2015. This was partially offset by higher demand at Bass Strait and Macedon, and increased LNG volumes at North West Shelf.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	314	CY19	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 42% complete.
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	Project approved by all joint venture partners.

The Bass Strait Longford Gas Conditioning Plant was fully commissioned during the March 2017 quarter and is now running at design capacity, enabling full production from the Turrum and Kipper fields.

During the March 2017 quarter, the Board of BHP Billiton approved the development of the Mad Dog Phase 2 project in the deepwater Green Canyon area of the Gulf of Mexico. The project includes a new floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day at an estimated cost of US$9 billion (US$2.2 billion BHP Billiton share). This project has now been sanctioned by all joint venture partners.

Petroleum capital expenditure guidance of approximately US$1.4 billion (excluding US$0.2 billion from capital creditor movements) for the 2017 financial year remains unchanged. This includes Conventional capital expenditure of US$0.8 billion which is focused on life extension projects at Bass Strait and North West Shelf, along with commitments related to the recently approved Mad Dog Phase 2 project. Onshore US capital expenditure is expected to be US$0.6 billion, with development activity tailored to market conditions.

BHP Billiton Operational Review for the nine months ended 31 March 2017	4

Onshore US development activity

Onshore US drilling and development expenditure for the nine months ended March 2017 was approximately US$440 million. During the March 2017 quarter, our operated rig count remained at three, with the second approved rig in the Haynesville now expected to commence operation early in the June 2017 quarter.

Development activity is increasing with the approval of two further rigs in the Haynesville in this quarter, with gas prices hedged and supply contracts secured to deliver attractive rates of return. Operations are expected to commence in the September 2017 quarter.

Accelerated completion of drilled and uncompleted inventory in the Black Hawk has led to higher oil volumes in the March 2017 quarter. Tests continue on the potential for staggered wells to increase recovery, larger frac jobs to improve productivity and the potential of the Upper Eagle Ford horizon. We expect early results to be known during the September 2017 quarter. Planning for enhanced oil recovery trials is also ongoing to drive the improvement of liquids recovery in the Eagle Ford.

The optimisation of Permian acreage has progressed through trades and swaps in the Delaware Basin. Further potential of our Permian acreage is being evaluated through a series of completions trials.

We are working with joint venture partners in the Fayetteville to assess the potential of the Moorefield horizon.

March 2017 YTD (March 2016 YTD)		Liquids focused areas		Gas focused areas
		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.2 (0.7)	0.2 (0.3)	0.0 (0.0)	0.0 (0.0)	0.4 (1.1)
Rig allocation	At period end	1 (3)	1 (2)	1 (0)	0 (0)	3 (5)
Net wells drilled and completed(ii)	Period total	44 (88)	17 (25)	2 (5)	2 (10)	65 (128)
Net productive wells	At period end	963 (926)	124 (100)	392 (411)	1,045 (1,086)	2,524 (2,523)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.
(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

We have initiated the divestment of non-core acreage for value. The sale of up to 50,000 acres in the southern Hawkville is well advanced, with bids received and under evaluation. Our Fayetteville acreage is currently under review and we are considering all options including divestment.

Since our entry into Onshore US, we have made significant advances in our operating capability and capital productivity which underpin the development of these fields at the optimal pace as prices recover. Having initially invested for growth, we have learnt from experience and our value over volume strategy, combined with strict adherence to our capital allocation framework and use of a hedging strategy to mitigate downside risks, ensures that every decision is focused on generating shareholder value.

Petroleum exploration

Exploration and appraisal wells drilled during the March 2017 quarter are summarised below.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status

Wildling-1	Gulf of Mexico GC520	Oil	100% (Operator)	8 January 2017	1,230 m	5,950 m	Plugged and abandoned

The Wildling-1 well encountered mechanical difficulty and was plugged and abandoned in April 2017. The Wildling-2 well was spud on 15 April 2017 and drilling is in progress, with results expected in the September 2017 quarter. The Scimitar exploration well is expected to be spud in the September 2017 quarter.

On 3 March 2017, BHP Billiton executed a contract with Pemex to acquire a 60 per cent participating interest in, and operatorship of, blocks AE-0092 and AE-0093, containing the Trion discovered resource, in Mexico. The agreement includes a commitment to deliver a Minimum Work Program consisting of one appraisal well, one exploration well and the acquisition of additional seismic data.

In Trinidad and Tobago, appraisal work continues following Phase 1 of the deepwater drilling campaign to assess the potential commercialisation of the gas discovery at LeClerc and to prepare for deepwater oil exploration in Phase 2, which is expected to commence in the second half of the 2018 financial year.

BHP Billiton Operational Review for the nine months ended 31 March 2017	5

In the US Gulf of Mexico, BHP Billiton was the apparent high bidder on two leases adjacent to the Scimitar prospect (GC260 and GC304) in the Central Gulf of Mexico Lease Sale 247. BHP Billiton (28.32 per cent equity interest), with BP (Operator), was the apparent high bidder on two leases adjacent to the Mad Dog field (GC 738 and GC870). The award of the leases remain subject to regulatory approval.

In Australia, seismic work continued in the Exmouth sub-basin following regulatory approval of the Good Standing Agreement in relation to the WA-475-P permit. The seismic survey is expected to be completed during May 2017.

Petroleum exploration expenditure for the nine months ended March 2017 was US$590 million, of which US$263 million was expensed. Guidance of US$820 million remains unchanged for the 2017 financial year.

BHP Billiton Operational Review for the nine months ended 31 March 2017	6

Copper

Production

	Mar 2017 YTD	Mar 2017 Qtr	Mar YTD17 vs Mar YTD16	Mar Q17 vs Mar Q16	Mar Q17 vs Dec Q16
Copper (kt)	939	227	(20%)	(44%)	(36%)
Zinc (t)	58,426	20,653	19%	73%	(8%)
Uranium oxide concentrate (t)	2,924	948	(16%)	(1%)	(11%)

Copper – Total copper production for the nine months ended March 2017 decreased by 20 per cent to 939 kt. Guidance for the 2017 financial year has been reduced to between 1,330 and 1,360 kt following 44 days of industrial action at Escondida.

Escondida copper production for the nine months ended March 2017 decreased by 23 per cent to 546 kt due to industrial action. The strike ended on 24 March 2017 when Union N°1 informed BHP Billiton that they would exercise their rights under Article 369 of the Labour Code to extend the existing collective agreement for 18 months. Operations are expected to return to full capacity during April 2017, with a focus on safety during the transition period. Escondida copper production of between 780 and 800 kt is now expected for the 2017 financial year. The commissioning of the Escondida Water Supply project and the planned ramp-up of the Los Colorados Extension project are now expected in the September 2017 quarter, as a result of the industrial action and delayed mobilisation.

Pampa Norte copper production for the nine months ended March 2017 decreased by two per cent to 182 kt. Production increased by 23 per cent from the December 2016 quarter with Spence operating at a 200 ktpa rate following the completion of the Spence Recovery Optimisation project and the restart of the Cerro Colorado Ore Handling Plant 2 in November 2016. Pampa Norte copper production guidance for the 2017 financial year remains unchanged and is expected to be higher than the prior year.

Olympic Dam copper production for the nine months ended March 2017 decreased by 29 per cent to 115 kt following the state-wide power outage during September and October 2016 and unplanned maintenance at the refinery during December 2016 and January 2017. Guidance for the 2017 financial year remains unchanged at approximately 160 to 170 kt. A major smelter maintenance campaign is planned for the September 2017 quarter.

Antamina copper production for the nine months ended March 2017 decreased by 12 per cent to 95 kt as record material mined was more than offset by lower copper grades and the shutdown of the concentrate pipeline due to the impact of adverse weather conditions. Guidance for the 2017 financial year remains unchanged at 130 kt. Zinc production for the nine months ended March 2017 increased by 19 per cent to 58 kt, with guidance for the 2017 financial year unchanged at 90 kt.

BHP Billiton Operational Review for the nine months ended 31 March 2017	7

Iron Ore

Production

	Mar 2017 YTD	Mar 2017 Qtr	Mar YTD17 vs Mar YTD16	Mar Q17 vs Mar Q16	Mar Q17 vs Dec Q16
Iron ore(i) (kt)	171,211	53,575	3%	1%	(11%)

(i)	Represents Western Australia Iron Ore (WAIO). Excludes production from Samarco.

Iron ore – Total iron ore production for the nine months ended March 2017 increased by three per cent to a record 171 Mt, or 199 Mt on a 100 per cent basis. Guidance for the 2017 financial year has been narrowed to between 231 and 234 Mt, or between 268 and 272 Mt on a 100 per cent basis.

WAIO production for the nine months ended March 2017 increased as a result of the successful completion of commissioning of a new primary crusher and additional conveying capacity at Jimblebar, ongoing progress on the rail renewal and maintenance program and productivity improvements. This was partially offset by wet weather impacts in the March 2017 quarter. The rail renewal and maintenance program is expected to be completed in the June 2017 quarter, in line with the earlier completion date highlighted previously.

On 10 March 2017, BHP Billiton lodged a submission with the Department of Environment Regulation to increase its export licence from 270 Mtpa to 275 Mtpa. BHP Billiton will continue to work with the authorities in relation to the necessary permits to enable an increase in system capacity to 290 Mtpa in the 2019 financial year.

Our Yandi mine is currently operating at 80 Mtpa but will be depleted over the next five to 10 years. We are looking at options to replace this production and the low-capital intensive development of South Flank is the preferred long-term solution, subject to Board approval being obtained. The investment case for using this high-grade deposit for replacement tonnes is strong, given our ability to leverage existing infrastructure at the Mining Area C operation.

Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015. During the March 2017 quarter, 35 kt of pellet feed sales were finalised.

BHP Billiton Operational Review for the nine months ended 31 March 2017	8

Coal

Production

	Mar 2017 YTD	Mar 2017 Qtr	Mar YTD17 vs Mar YTD16	Mar Q17 vs Mar Q16	Mar Q17 vs Dec Q16
Metallurgical coal(i) (kt)	31,276	10,134	2%	2%	(5%)
Energy coal(ii) (kt)	20,949	7,418	0%	9%	12%

(i)	Represents Queensland Coal. Excludes production from Haju following the divestment of IndoMet Coal (2017 financial year: 129 kt).
(ii)	Excludes production from New Mexico Coal following divestments (2017 financial year: 451 kt).

Metallurgical coal – Metallurgical coal production for the nine months ended March 2017 increased by two per cent to 31 Mt. Guidance for the 2017 financial year has been reduced to between 39 and 41 Mt as a result of damage caused by Cyclone Debbie to the network infrastructure of rail track provider Aurizon.

At Queensland Coal, record production was achieved at five mines, underpinned by improved stripping and mining performance, higher yields at Caval Ridge and Saraji, and increased wash-plant utilisation. This was partially offset by a planned longwall move at Broadmeadow and reduced rail capacity as a result of damage caused by Cyclone Debbie.

BHP Billiton approved the US$204 million (100 per cent basis) Caval Ridge Southern Circuit project in March 2017. The project, which includes an 11 km conveyor belt from Peak Downs to Caval Ridge, will enable full utilisation of the 10 Mtpa Caval Ridge wash-plant. Production is expected to ramp-up early in the 2019 financial year.

Energy coal – Energy coal production for the nine months ended March 2017 remained broadly in line at 21 Mt. Guidance for the 2017 financial year remains unchanged at 30 Mt.

Truck utilisation at New South Wales Energy Coal improved, however production declined five per cent as higher drawdown of inventories benefitted the March 2016 period. This was offset by a nine per cent increase in volumes at Cerrejón compared to the nine months ended March 2016 which was constrained by drought conditions.

BHP Billiton Operational Review for the nine months ended 31 March 2017	9

Other

Nickel production

	Mar 2017 YTD	Mar 2017 Qtr	Mar YTD17 vs Mar YTD16	Mar Q17 vs Mar Q16	Mar Q17 vs Dec Q16
Nickel (kt)	59.9	19.0	5%	(5%)	(14%)

Nickel – Nickel West production for the nine months ended March 2017 increased by five per cent to 59.9 kt as a result of ongoing debottlenecking activities. Nickel production guidance for the 2017 financial year remains unchanged and is expected to increase by approximately 10 per cent from the prior year.

Potash project

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 67% complete and within the approved budget. Shaft excavation is progressing.

Minerals exploration

Minerals exploration expenditure for the nine months ended March 2017 was US$110 million, of which US$110 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru, Canada, South Australia and the South-West United States.

Variance analysis relates to the relative performance of BHP Billiton and/or its operations during the nine months ended March 2017 compared with the nine months ended March 2016, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis.

The following footnotes apply to this Operational Review:

(1)	Excludes production from Samarco, Haju (IndoMet Coal) and New Mexico Coal.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Billiton Operational Review for the nine months ended 31 March 2017	10

Further information on BHP Billiton can be found at: bhpbilliton.com

On 21 September 2016, BHP Billiton filed its 2016 Form 20-F Annual Report with the US Securities and Exchange Commission. Shareholders are advised that the Form 20-F can be accessed from the following web site address: http://www.bhpbilliton.com/media-and-insights/reports-and-presentations/2016/09/2016-annual-reporting-suite.

Shareholders may receive a hard copy of the company’s complete audited financial statements free of charge upon request by telephoning Citibank Shareholder Services (+1 781) 575 4555 (outside US) or +1 877 248 4237 (+1 877 CITIADR) (toll free within US).

Media Relations

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Neil Burrows

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Investor Relations

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Tara Dines

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BHP Billiton Operational Review for the nine months ended 31 March 2017	11

Production summary

		Quarter ended					Year to date
	BHP Billiton interest	Mar 2016	Jun 2016	Sep 2016	Dec 2016	Mar 2017	Mar 2017	Mar 2016
Petroleum (1)
Petroleum
Crude oil, condensate and NGL (Mboe)
Onshore US		12,454	9,469	8,288	8,143	9,439	25,870	38,712
Conventional		16,727	16,896	15,959	15,768	15,369	47,096	50,962

Total		29,181	26,365	24,247	23,911	24,808	72,966	89,674

Natural gas (bcf)
Onshore US		89.9	82.0	73.9	67.8	66.1	207.8	282.5
Conventional		91.5	95.7	107.8	97.1	88.4	293.3	284.5

Total		181.4	177.7	181.7	164.9	154.5	501.1	567.0

Total petroleum production (MMboe)		59.4	56.0	54.5	51.4	50.6	156.5	184.2

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	174.9	182.7	147.0	162.6	67.6	377.2	466.2
Antamina	33.8%	35.4	38.7	34.1	32.0	29.2	95.3	107.7

Total		210.3	221.4	181.1	194.6	96.8	472.5	573.9

Cathode (kt)
Escondida (3)	57.5%	84.8	85.3	70.5	71.5	27.2	169.2	245.0
Pampa Norte (4)	100%	59.8	65.8	62.1	53.8	66.1	182.0	185.6
Olympic Dam	100%	49.8	40.7	40.9	37.2	36.8	114.9	162.1

Total		194.4	191.8	173.5	162.5	130.1	466.1	592.7

Total copper (kt)		404.7	413.2	354.6	357.1	226.9	938.6	1,166.6

Lead
Payable metal in concentrate (t)
Antamina	33.8%	1,193	645	1,146	1,220	1,308	3,674	3,074

Total		1,193	645	1,146	1,220	1,308	3,674	3,074

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	11,913	6,474	15,367	22,406	20,653	58,426	48,964

Total		11,913	6,474	15,367	22,406	20,653	58,426	48,964

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	31,408	35,894	27,561	37,784	11,572	76,917	73,102
Olympic Dam (refined gold)	100%	29,028	20,010	24,366	29,651	21,941	75,958	97,676

Total		60,436	55,904	51,927	67,435	33,513	152,875	170,778

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,544	1,874	1,229	1,323	540	3,092	3,687
Antamina	33.8%	1,751	1,558	1,345	1,446	1,301	4,092	5,153
Olympic Dam (refined silver)	100%	174	232	163	188	174	525	685

Total		3,469	3,664	2,737	2,957	2,015	7,709	9,525

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	961	876	916	1,060	948	2,924	3,487

Total		961	876	916	1,060	948	2,924	3,487

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	227	562	561	225	30	816	551

Total		227	562	561	225	30	816	551

BHP Billiton Operational Review for the nine months ended 31 March 2017	12

Production summary

		Quarter ended					Year to date
	BHP Billiton interest	Mar 2016	Jun 2016	Sep 2016	Dec 2016	Mar 2017	Mar 2017	Mar 2016
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	15,817	15,115	18,008	17,751	16,283	52,042	50,826
Area C Joint Venture	85%	11,002	11,911	12,384	12,179	11,165	35,728	34,888
Yandi Joint Venture	85%	16,204	18,325	15,729	17,555	14,656	47,940	49,050
Jimblebar (6)	85%	5,472	5,304	6,057	5,178	4,824	16,059	13,586
Wheelarra	85%	4,562	4,971	5,409	7,386	6,647	19,442	17,578
Samarco	50%	—	—	—	—	—	—	5,404

Total		53,057	55,626	57,587	60,049	53,575	171,211	171,332

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	7,894	9,225	8,384	8,684	7,996	25,064	24,188
BHP Billiton Mitsui Coal (8)	80%	2,015	2,345	2,145	1,929	2,138	6,212	6,553
Haju (9)	75%	167	260	102	27	—	129	269

Total		10,076	11,830	10,631	10,640	10,134	31,405	31,010

Energy coal
Production (kt)
USA	100%	1,112	632	451	—	—	451	6,420
Australia	100%	4,189	3,991	3,952	3,851	4,662	12,465	13,110
Colombia	33.3%	2,610	2,329	2,928	2,800	2,756	8,484	7,765

Total		7,911	6,952	7,331	6,651	7,418	21,400	27,295

Other
Nickel
Saleable production (kt)
Nickel West	100%	20.0	23.4	18.8	22.1	19.0	59.9	57.3

Total		20.0	23.4	18.8	22.1	19.0	59.9	57.3

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.
(9)	Shown on a 100% basis. BHP Billiton interest in saleable production is 75%.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Operational Review for the nine months ended 31 March 2017	13

Production and sales report

		Quarter ended					Year to date
		Mar 2016	Jun 2016	Sep 2016	Dec 2016	Mar 2017	Mar 2017	Mar 2016
Petroleum (1)

Bass Strait
Crude oil and condensate	(Mboe)	1,813	1,745	1,922	1,770	1,355	5,047	5,080
NGL	(Mboe)	1,455	1,831	2,102	1,460	1,236	4,798	4,853
Natural gas	(bcf)	30.3	38.1	41.9	31.3	28.7	101.9	92.9

Total petroleum products	(MMboe)	8.3	9.9	11.0	8.4	7.4	26.8	25.4

North West Shelf
Crude oil and condensate	(Mboe)	1,124	925	1,486	1,468	1,239	4,193	3,909
NGL	(Mboe)	259	241	292	263	200	755	721
Natural gas	(bcf)	33.8	27.6	38.7	36.9	32.2	107.8	102.6

Total petroleum products	(MMboe)	7.0	5.8	8.2	7.9	6.8	22.9	21.7

Pyrenees
Crude oil and condensate	(Mboe)	2,093	2,097	1,676	1,726	1,509	4,911	6,520

Total petroleum products	(MMboe)	2.1	2.1	1.7	1.7	1.5	4.9	6.5

Other Australia (2)
Crude oil and condensate	(Mboe)	8	9	10	8	8	26	30
Natural gas	(bcf)	16.2	17.2	17.5	17.1	15.2	49.8	47.2

Total petroleum products	(MMboe)	2.7	2.9	2.9	2.9	2.5	8.3	7.9

Atlantis (3)
Crude oil and condensate	(Mboe)	4,056	4,058	3,054	3,263	3,881	10,198	11,950
NGL	(Mboe)	270	269	208	207	295	710	779
Natural gas	(bcf)	1.9	1.9	1.5	1.6	2.1	5.2	5.5

Total petroleum products	(MMboe)	4.6	4.6	3.5	3.7	4.5	11.8	13.6

Mad Dog (3)
Crude oil and condensate	(Mboe)	880	1,134	950	1,170	1,185	3,305	2,116
NGL	(Mboe)	41	52	36	52	59	147	105
Natural gas	(bcf)	0.1	0.2	0.1	0.2	0.2	0.5	0.3

Total petroleum products	(MMboe)	0.9	1.2	1.0	1.3	1.3	3.5	2.3

Shenzi (3)
Crude oil and condensate	(Mboe)	3,094	2,813	2,632	2,692	2,675	7,999	9,556
NGL	(Mboe)	206	192	94	131	161	386	711
Natural gas	(bcf)	0.6	0.6	0.5	0.5	0.5	1.5	2.1

Total petroleum products	(MMboe)	3.4	3.1	2.8	2.9	2.9	8.6	10.6

Eagle Ford (4)
Crude oil and condensate	(Mboe)	7,018	4,949	3,871	4,008	5,451	13,330	21,874
NGL	(Mboe)	3,649	2,717	2,268	2,159	2,354	6,781	11,254
Natural gas	(bcf)	25.1	19.5	16.5	15.2	17.0	48.7	76.3

Total petroleum products	(MMboe)	14.9	10.9	8.9	8.7	10.6	28.2	45.8

Permian (4)
Crude oil and condensate	(Mboe)	1,499	1,410	1,415	1,378	1,202	3,995	4,334
NGL	(Mboe)	288	393	734	580	428	1,742	1,249
Natural gas	(bcf)	2.4	4.9	4.4	4.4	4.0	12.8	9.7

Total petroleum products	(MMboe)	2.2	2.6	2.9	2.7	2.3	7.9	7.2

Haynesville (4)
Crude oil and condensate	(Mboe)	—	—	—	3	1	4	1
NGL	(Mboe)	—	—	—	15	3	18	—
Natural gas	(bcf)	34.4	31.1	28.2	24.0	22.0	74.2	105.5

Total petroleum products	(MMboe)	5.7	5.2	4.7	4.0	3.7	12.4	17.6

Fayetteville (4)
Natural gas	(bcf)	28.0	26.5	24.8	24.2	23.1	72.1	91.0

Total petroleum products	(MMboe)	4.7	4.4	4.1	4.0	3.9	12.0	15.2

BHP Billiton Operational Review for the nine months ended 31 March 2017	14

Production and sales report

		Quarter ended					Year to date
		Mar 2016	Jun 2016	Sep 2016	Dec 2016	Mar 2017	Mar 2017	Mar 2016
Petroleum (1) (continued)

Trinidad/Tobago
Crude oil and condensate	(Mboe)	120	162	140	156	127	423	547
Natural gas	(bcf)	7.4	8.6	6.4	8.4	8.4	23.2	22.4

Total petroleum products	(MMboe)	1.4	1.6	1.2	1.6	1.5	4.3	4.3

Other Americas (3) (5)
Crude oil and condensate	(Mboe)	334	308	275	269	257	801	1,055
NGL	(Mboe)	12	10	1	5	6	12	40
Natural gas	(bcf)	0.2	0.2	0.1	0.1	0.1	0.3	0.6

Total petroleum products	(MMboe)	0.4	0.4	0.3	0.3	0.3	0.9	1.2

UK
Crude oil and condensate	(Mboe)	65	76	69	63	72	204	198
NGL	(Mboe)	10	10	22	49	32	103	33
Natural gas	(bcf)	1.0	1.3	1.1	1.0	1.0	3.1	3.0

Total petroleum products	(MMboe)	0.2	0.3	0.3	0.3	0.3	0.8	0.7

Algeria
Crude oil and condensate	(Mboe)	887	964	990	1,016	1,072	3,078	2,725

Total petroleum products	(MMboe)	0.9	1.0	1.0	1.0	1.1	3.1	2.7

Pakistan (6)
Crude oil and condensate	(Mboe)	—	—	—	—	—	—	42
Natural gas	(bcf)	—	—	—	—	—	—	7.9

Total petroleum products	(MMboe)	—	—	—	—	—	—	1.4

BHP Billiton Petroleum
Crude oil and condensate
Onshore US	(Mboe)	8,517	6,359	5,286	5,389	6,654	17,329	26,209
Conventional (7)	(Mboe)	14,474	14,291	13,204	13,601	13,380	40,185	43,720

Total	(Mboe)	22,991	20,650	18,490	18,990	20,034	57,514	69,929

NGL
Onshore US	(Mboe)	3,937	3,110	3,002	2,754	2,785	8,541	12,503
Conventional	(Mboe)	2,253	2,605	2,755	2,167	1,989	6,911	7,242

Total	(Mboe)	6,190	5,715	5,757	4,921	4,774	15,452	19,745

Natural gas
Onshore US	(bcf)	89.9	82.0	73.9	67.8	66.1	207.8	282.5
Conventional	(bcf)	91.5	95.7	107.8	97.1	88.4	293.3	284.5

Total	(bcf)	181.4	177.7	181.7	164.9	154.5	501.1	567.0

Total petroleum products
Onshore US	(Mboe)	27,437	23,136	20,605	19,443	20,456	60,503	85,795
Conventional (7)	(Mboe)	31,977	32,846	33,926	31,951	30,102	95,979	98,379

Total	(Mboe)	59,414	55,982	54,530	51,394	50,558	156,483	184,174

(1)    Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.

(2)    Other Australia includes Minerva and Macedon.

(3)    Gulf of Mexico volumes are net of royalties.

(4)    Onshore US volumes are net of mineral holder royalties.

(5)    Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

(6)    BHP Billiton completed the sale of the Pakistan gas business on 31 December 2015.

(7)    September 2015 includes (8) Mboe for the finalisation adjustment following the cessation of production at Stybarrow on 26 June 2015.

BHP Billiton Operational Review for the nine months ended 31 March 2017	15

Production and sales report

		Quarter ended					Year to date
		Mar 2016	Jun 2016	Sep 2016	Dec 2016	Mar 2017	Mar 2017	Mar 2016
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	105,970	108,037	106,504	90,863	26,045	223,412	325,237
Sulphide ore milled	(kt)	21,188	22,905	20,787	19,866	8,054	48,707	62,084
Average copper grade	(%)	0.99%	0.94%	0.87%	1.02%	1.01%	0.95%	0.99%
Production ex mill	(kt)	175.8	181.7	153.2	168.6	55.1	376.9	488.3

Production
Payable copper	(kt)	174.9	182.7	147.0	162.6	67.6	377.2	466.2
Copper cathode (EW)	(kt)	84.8	85.3	70.5	71.5	27.2	169.2	245.0
- Oxide leach	(kt)	31.0	31.3	26.8	24.4	8.9	60.1	86.5
- Sulphide leach	(kt)	53.8	54.0	43.7	47.1	18.3	109.1	158.5

Total copper	(kt)	259.7	268.0	217.5	234.1	94.8	546.4	711.2

Payable gold concentrate	(troy oz)	31,408	35,894	27,561	37,784	11,572	76,917	73,102
Payable silver concentrate	(troy koz)	1,544	1,874	1,229	1,323	540	3,092	3,687

Sales
Payable copper	(kt)	181.7	186.6	134.9	172.7	63.7	371.3	463.1
Copper cathode (EW)	(kt)	80.3	83.8	65.6	71.8	39.4	176.8	245.2
Payable gold concentrate	(troy oz)	31,408	35,894	27,561	37,784	11,572	76,917	73,102
Payable silver concentrate	(troy koz)	1,544	1,874	1,229	1,323	540	3,092	3,687

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	12,415	12,453	13,011	14,286	15,178	42,475	41,215
Ore milled	(kt)	4,012	4,375	3,241	3,342	4,179	10,762	13,571
Average copper grade	(%)	0.84%	0.80%	0.68%	0.65%	0.57%	0.63%	0.76%

Production
Copper cathode (EW)	(kt)	20.0	24.8	17.1	12.1	16.7	45.9	52.5

Sales
Copper cathode (EW)	(kt)	18.6	25.2	16.4	13.7	15.6	45.7	51.3

Spence
Material mined	(kt)	22,549	21,124	23,638	22,635	22,939	69,212	67,064
Ore milled	(kt)	4,355	4,836	4,713	5,187	5,225	15,125	14,420
Average copper grade	(%)	1.39%	1.22%	1.17%	1.19%	1.09%	1.15%	1.36%

Production
Copper cathode (EW)	(kt)	39.8	41.0	45.0	41.7	49.4	136.1	133.1

Sales
Copper cathode (EW)	(kt)	38.4	40.9	41.2	41.5	49.0	131.7	132.7

BHP Billiton Operational Review for the nine months ended 31 March 2017	16

Production and sales report

		Quarter ended					Year to date
		Mar 2016	Jun 2016	Sep 2016	Dec 2016	Mar 2017	Mar 2017	Mar 2016
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	55,183	62,793	65,111	61,355	55,771	182,237	164,106
Sulphide ore milled (100%)	(kt)	12,414	14,711	13,522	13,399	11,955	38,876	40,898
Average head grades
- Copper	(%)	1.02%	0.90%	0.84%	0.84%	0.88%	0.85%	0.94%
- Zinc	(%)	0.54%	0.33%	0.60%	0.83%	0.84%	0.75%	0.63%

Production
Payable copper	(kt)	35.4	38.7	34.1	32.0	29.2	95.3	107.7
Payable zinc	(t)	11,913	6,474	15,367	22,406	20,653	58,426	48,964
Payable silver	(troy koz)	1,751	1,558	1,345	1,446	1,301	4,092	5,153
Payable lead	(t)	1,193	645	1,146	1,220	1,308	3,674	3,074
Payable molybdenum	(t)	227	562	561	225	30	816	551

Sales
Payable copper	(kt)	29.3	42.4	32.8	33.0	30.2	96.0	103.0
Payable zinc	(t)	12,097	3,035	16,043	22,334	23,669	62,046	51,267
Payable silver	(troy koz)	1,331	2,055	1,277	1,388	1,304	3,969	4,901
Payable lead	(t)	1,073	1,108	767	1,100	1,475	3,342	2,395
Payable molybdenum	(t)	178	331	648	476	—	1,124	472

Olympic Dam, Australia
Material mined (1)	(kt)	2,210	1,993	2,204	1,887	1,943	6,034	6,939
Ore milled	(kt)	2,174	2,031	2,279	2,116	2,112	6,507	7,668
Average copper grade	(%)	2.01%	2.20%	1.97%	2.00%	2.07%	2.01%	1.95%
Average uranium grade	(kg/t)	0.61	0.59	0.60	0.68	0.61	0.63	0.61

Production
Copper cathode (ER and EW)	(kt)	49.8	40.7	40.9	37.2	36.8	114.9	162.1
Uranium oxide concentrate	(t)	961	876	916	1,060	948	2,924	3,487
Refined gold	(troy oz)	29,028	20,010	24,366	29,651	21,941	75,958	97,676
Refined silver	(troy koz)	174	232	163	188	174	525	685

Sales
Copper cathode (ER and EW)	(kt)	49.4	43.9	37.5	41.2	33.5	112.2	159.2
Uranium oxide concentrate	(t)	1,261	778	1,085	883	839	2,807	2,951
Refined gold	(troy oz)	32,052	22,134	21,901	28,234	22,333	72,468	96,818
Refined silver	(troy koz)	198	201	184	203	108	495	676

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Billiton Operational Review for the nine months ended 31 March 2017	17

Production and sales report

		Quarter ended					Year to date
		Mar 2016	Jun 2016	Sep 2016	Dec 2016	Mar 2017	Mar 2017	Mar 2016
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	15,817	15,115	18,008	17,751	16,283	52,042	50,826
Area C Joint Venture	(kt)	11,002	11,911	12,384	12,179	11,165	35,728	34,888
Yandi Joint Venture	(kt)	16,204	18,325	15,729	17,555	14,656	47,940	49,050
Jimblebar (1)	(kt)	5,472	5,304	6,057	5,178	4,824	16,059	13,586
Wheelarra	(kt)	4,562	4,971	5,409	7,386	6,647	19,442	17,578

Total production	(kt)	53,057	55,626	57,587	60,049	53,575	171,211	165,928

Total production (100%)	(kt)	61,454	64,508	66,681	69,730	62,177	198,588	192,812

Sales
Lump	(kt)	13,380	13,054	14,156	14,127	12,804	41,087	41,269
Fines	(kt)	40,078	42,673	42,278	45,447	41,043	128,768	124,582

Total	(kt)	53,458	55,727	56,434	59,574	53,847	169,855	165,851

Total sales (100%)	(kt)	61,927	64,617	65,368	69,196	62,513	197,077	192,729

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	—	—	—	—	5,404

Sales	(kt)	224	94	12	—	35	47	6,180

(1) Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Billiton Operational Review for the nine months ended 31 March 2017	18

Production and sales report

		Quarter ended					Year to date
		Mar 2016	Jun 2016	Sep 2016	Dec 2016	Mar 2017	Mar 2017	Mar 2016
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	1,756	2,206	1,981	1,855	1,694	5,530	5,420
Goonyella	(kt)	2,478	2,709	2,123	2,204	1,871	6,198	6,287
Peak Downs	(kt)	1,159	1,385	1,520	1,715	1,582	4,817	3,646
Saraji	(kt)	1,046	1,123	1,238	1,307	1,276	3,821	3,083
Gregory Joint Venture (2)	(kt)	13	—	—	—	—	—	1,329
Daunia	(kt)	626	684	646	680	674	2,000	1,940
Caval Ridge	(kt)	816	1,118	876	923	899	2,698	2,483

Total BMA	(kt)	7,894	9,225	8,384	8,684	7,996	25,064	24,188

BHP Billiton Mitsui Coal (3)
South Walker Creek	(kt)	1,268	1,382	1,341	1,080	1,354	3,775	4,054
Poitrel	(kt)	747	963	804	849	784	2,437	2,499

Total BHP Billiton Mitsui Coal	(kt)	2,015	2,345	2,145	1,929	2,138	6,212	6,553

Total Queensland Coal	(kt)	9,909	11,570	10,529	10,613	10,134	31,276	30,741

Sales
Coking coal	(kt)	7,348	8,059	7,240	7,658	7,133	22,031	22,005
Weak coking coal	(kt)	2,681	3,196	2,799	2,659	2,761	8,219	8,622
Thermal coal	(kt)	241	310	206	154	96	456	617

Total	(kt)	10,270	11,565	10,245	10,471	9,990	30,706	31,244

(1)    Production figures include some thermal coal.

(2)    Longwall mining at Crinum completed during the December 2015 quarter.

(3)    Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.

Haju, Indonesia (1)
Production	(kt)	167	260	102	27	—	129	269

Sales - export	(kt)	148	239	117	—	—	117	148

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 75%. BHP Billiton completed the sale of IndoMet Coal on 14 October 2016.

New Mexico, USA
Production
Navajo Coal (1)	(kt)	694	632	451	—	—	451	3,367
San Juan Coal (2)	(kt)	418	—	—	—	—	—	3,053

Total	(kt)	1,112	632	451	—	—	451	6,420

Sales thermal coal - local utility		1,106	613	105	—	—	105	6,438

(1)    The divestment of Navajo Coal was completed on 29 July 2016, with no further production reported by BHP Billiton. Management of Navajo Coal was transferred to Navajo Transitional Energy Company on 31 December 2016.

(2)    BHP Billiton completed the sale of San Juan Mine on 31 January 2016.

NSW Energy Coal, Australia
Production	(kt)	4,189	3,991	3,952	3,851	4,662	12,465	13,110

Sales
Export thermal coal	(kt)	3,410	3,993	3,640	3,539	4,407	11,586	12,621
Inland thermal coal	(kt)	234	440	331	311	431	1,073	716

Total	(kt)	3,644	4,433	3,971	3,850	4,838	12,659	13,337

Cerrejón, Colombia
Production	(kt)	2,610	2,329	2,928	2,800	2,756	8,484	7,765

Sales thermal coal - export	(kt)	2,339	2,844	2,905	2,722	2,613	8,240	7,757

BHP Billiton Operational Review for the nine months ended 31 March 2017	19

Production and sales report

		Quarter ended					Year to date
		Mar 2016	Jun 2016	Sep 2016	Dec 2016	Mar 2017	Mar 2017	Mar 2016
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Production
Nickel contained in concentrate	(kt)	0.3	0.3	0.3	0.2	0.2	0.7	1.2
Nickel contained in finished matte	(kt)	2.8	5.8	1.8	4.1	2.3	8.2	10.4
Nickel metal	(kt)	16.9	17.3	16.7	17.8	16.5	51.0	45.7

Total nickel production	(kt)	20.0	23.4	18.8	22.1	19.0	59.9	57.3

Sales
Nickel contained in concentrate	(kt)	0.3	0.3	0.3	0.2	0.2	0.7	1.2
Nickel contained in finished matte	(kt)	2.7	5.9	1.8	4.1	2.2	8.1	10.6
Nickel metal	(kt)	17.8	17.4	16.5	17.6	17.1	51.2	45.5

Total nickel sales	(kt)	20.8	23.6	18.6	21.9	19.5	60.0	57.3

BHP Billiton Operational Review for the nine months ended 31 March 2017	20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 26, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary